June 29, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Ms. Barbara C. Jacobs
Mr. Jay Ingram
Mr. Jeff Werbitt
Ms. Celeste Murphy

Re:	Acxiom Corporation (“Acxiom”)
Revised Preliminary Proxy Statement
Filed June 8, 2006, by VA Partners, LLC
File No. 0-13163

Ladies and Gentlemen:

On behalf of VA Partners, LLC (together with its affiliates participating in the proxy solicitation and named in the proxy statement, “VAC”), I enclose for filing with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), one copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Revised Preliminary Proxy Statement. I also provide a marked copy of Amendment No. 2 herewith to expedite your review.

VAC has authorized me to provide the following responses to the comments raised in your letter dated June 15, 2006, from Barbara C. Jacobs, Assistant Director, to VA Partners, LLC, c/o Allison Bennington. The numbered paragraphs below correspond to the numbered paragraphs of your letter. For your convenience, the comments are included in this letter in bold face type and are followed by the applicable response.

Comment Letter Dated June 15, 2006

Background and Reasons for the Solicitation, page 2

1.	We note that you reference a slide prepared by Stephens, Inc. as the basis for choosing the nine peer companies of Acxiom. Please expand to disclose the context in which Stephens, Inc. was engaged by Acxiom, as well as the context of the report containing the referenced slide. Also, revise to disclose the presentation from which this slide is located.

VAC has revised the disclosure to explain that Acxiom, to VAC’s knowledge, did not retain Stephens, Inc. in connection with the preparation of the referenced slide, and to provide that the referenced slide is available from Stephens, Inc., as of June 21, 2006, at http://www.stephens.com/research/industries subindustry.asp?desc=Information+Technology+%26+Services&id=33&sub_id=19& sname=Information+Technology+%26+Services.

2.	You disclose that the use of “Acxiom’s off-balance-sheet transactions and treatment of stock-option expenses have drawn close public scrutiny and criticism” and that analysts “expressed concern” regarding Acxiom’s synthetic leases. Similarly, you disclose that the Wall Street Journal “criticized Acxiom’s treatment of stock-option expenses.” We remind you that your disclosure should fairly characterize the support you cite. In this regard, if your revised preliminary proxy continues to disclose the language referenced above, your response to this comment letter should be accompanied by a transcript of the January 19, 2005 earnings call, the equity research earnings update and the Wall Street Journal article. All future assertions and commentary should accurately portray the factual support you provide and support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis in the text of the document filed with the SEC. Further, the factual foundation for such assertions must be reasonable and should not be based on speculation or circumstantial evidence.

Enclosed are a transcript of the January 19, 2005 earnings call (see pages 4-7, 9-10 and 15 thereof), the equity research earnings update (see pages 2-3 thereof) and the Wall Street Journal article (see pages 1-2 thereof).

3.	We note that it appears that the CIBC World Market analysts are of the belief that Acxiom’s increased reliance on synthetic leases is bound to “refuel the debate.” Please revise to briefly explain the debate that they are referencing.

VAC has revised the disclosure to provide a brief explanation of the debate that VAC believes the CIBC World Market analysts are referencing.

4.	Please revise to disclose a more complete citation to the Wall Street Journal article referenced in the first paragraph on page 4. For example, your disclosure should include the specific date of the article, the name of the article and the author.

VAC has revised the disclosure to provide a more complete citation to the Wall Street Journal article referenced in the first paragraph on page 4, to include the date of the article, the title of the article and the author.

5.

The disclosure provided in response to our prior comments 9 and 10 of our letter dated May 24, 2006, does not provide a sufficient factual basis for the assertion Mr. Patterson, Ms. Die Hasselmo, Ms. Good, and Mr. Durham are unable to maintain board independence. In this regard, refer to our prior comment 13 of our letter dated May 24, 2006, where we asked you to define the use of the term “independence” throughout your proxy statement. If you believe that Acxiom board members do not meet the standard for independence as defined by the NASD, which governs in this case, you should specifically disclose the facts that underlie your belief. If you intend to imply that Acxiom board members should be subject to a different standard than that set by the NASD, so disclose and provide the factual support necessary to substantiate your beliefs. We would not object to disclosure that mirrors the information set forth in your response to our prior comment 13, provided the information is tailored in the appropriate places so as to meaningfully assist a reader in how he or she should interpret your use of the term “independence.” But, if you cannot

2

support an assertion that a director does not meet the NASD definition of “independence,” then you must specifically disclose this fact wherever your disclosure addresses director independence.

VAC has revised the referenced disclosure to state VAC’s position without using the term “independence.”

6.	We refer you to our immediately preceding comment and our prior comment 10. It remains unclear why you believe that Mr. Durham’s membership at La Querencia prohibits him from being “fully independent.” It does not appear that your revised disclosure explains how Mr. Durham’s membership impacts his standing as a director of Acxiom. In addition to explaining your definition of “independence,” your disclosure should also explain what you consider to be “fully independent.” As we noted above, it should be clear to security holders whether “fully independent” is a term utilized by the NASD or whether it is a term that you have assigned specific meaning for the purpose of this proxy contest.

VAC has deleted the reference to Mr. Durham’s membership at La Querencia and the phrase “fully independent.”

Security Ownership of Directors, Officers and Major Stockholders of Acxiom, page 16

7.	The table in this section does not appear to be current. In this regard, several beneficial ownership reports have been filed since the filing of Acxiom’s Definitive Proxy Statement filed with the Commission on June 24, 2005. Please revise your disclosure to reflect the beneficial ownership reports that have been filed since June 24, 2005. Also, please confirm that you will update the information located in this table when Acxiom’s 2006 proxy statement becomes available.

VAC has disclosed in the footnotes to the referenced table in its revised preliminary proxy statement filed on June 8, 2006, that information disclosed in the table is based on information contained in the beneficial ownership reports filed on or before June 2, 2006. VAC has revised the disclosure to reflect the beneficial ownership reports that have been filed since June 2, 2006, and before June 28, 2006, and to update the ownership percentages based on Acxiom’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006. Additionally, VAC confirms that it will update the information located in the table when Acxiom’s 2006 proxy statement becomes available.

If you have any questions regarding this filing, please contact the undersigned at (415) 362-3700 or Christopher G. Karras of Dechert LLP at (215) 994-2412.

Very truly yours, VA PARTNERS, LLC

By:	/s/ Allison Bennington
Allison Bennington General Counsel

Enclosures

cc:	Christopher G. Karras, Dechert LLP

3